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2010 JUN 18 AM 11:24
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SECURIT... ...ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intregrated Trading and Invesments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 Pelican Ct.
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Cohen 702-360-0011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street Suite 600	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intregrated Trading and Invesments, Inc, as of June 7, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President/ CEO

Title

SEE ATTACHED CALIFORNIA JURAT

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 9 day of June, 2010 by William Cohen,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Grace M Sullivan

Signature

(Notary seal)


GRACE M. SULLIVAN
Commission # 1778030
Notary Public - California
Orange County
My Comm. Expires Nov 4, 2011

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages ____ Document Date________

____
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

Integrated Trading and Investments, Inc.
Table of Contents



STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Integrated Trading and Investments, Inc.

We have audited the accompanying statement of financial condition of Integrated Trading and Investments, Inc. (the "Company") as of March 31, 2010, and the related statements of operations and changes to stockholder's equity, and cash flows for the fifteen months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading and Investments, Inc. as of March 31, 2010, and the results of its operations, and its cash flows for the fifteen months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein + Co, LLP

Denver, Colorado
June 3, 2010

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Integrated Trading and Investments, Inc.
Statement of Financial Condition
March 31, 2010

ASSETS

Cash and cash equivalents	$ 12,222
Receivables from brokers and dealers	25,520
Prepaid expenses	1,073
Other current assets	4,236
Total current assets	43,051
Furniture and equipment, net of accumulated depreciation of $26,385	1,652
	$ 44,703

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 15,134
Deferred tax liability	1,382
Total Liabilities	16,516
STOCKHOLDER'S EQUITY	
Common stock, par value $0.0001; 1,500 shares authorized, 1,000 shares issued and outstanding	1
Additional paid-in capital	137,045
Accumulated deficit	(108,859)
Total Stockholder's equity	28,187
	$ 44,703

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.
Statement of Operations and Changes in Stockholder's Equity
For The Period Ended March 31, 2010

REVENUES	
Commissions	$ 190,844
Other	88,030
	278,874
EXPENSES	
Commissions	158,363
Other administrative expenses	54,727
Professional fees	20,798
Rent	5,191
Travel and entertainment	26,830
Insurance	5,846
Office supplies	3,213
License and permits	8,262
Depreciation	3,768
Floor, brokerage and clearing fees	1,354
Total expenses	288,352
NET (LOSS) BEFORE INCOME TAXES	(9,478)
PROVISION FOR INCOME TAXES	-
NET (LOSS)	(9,478)
STOCKHOLDER'S EQUITY, beginning of year	37,665
STOCKHOLDER'S EQUITY, end of year	28,187

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.
Statement of Cash Flows
For the Period Ended March 31, 2010

OPERATING ACTIVITIES	
Net (loss)	$ (9,478)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation	3,768
Changes in:	
Commissions and other receivable	31,780
Accounts payable and accrued expenses	(22,951)
Deferred tax asset	823
Net cash provided by operating activities	3,942
INVESTING ACTIVITIES	
Net cash provided by investing activities	-
FINANCING ACTIVITIES	
Net cash provided by financing activities	-
NET INCREASE IN CASH	3,942
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2008	8,280
CASH AND CASH EQUIVALENTS, MARCH 31, 2010	$ 12,222
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 1,307
Income taxes	$ -

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.
Notes to Financial Statements
March 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Integrated Trading and Investments, Inc. (the "Company"), was formed as a for-profit Nevada corporation on May 10, 1999. Its primary business is a broker-dealer. The Company is also licensed as a resident agent for life, health and variable annuity insurance brokerage in the state of Nevada, with non-resident licenses in numerous states.

Basis of Presentation

The Company conducts business as a securities broker-dealer in Las Vegas, Nevada. These statements have been prepared in accordance with established standards for securities broker-dealers, as of and for the fifteen month period ended March 31, 2010.

Securities

Transactions with customers consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer funds to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company records securities transactions and related commission expenses on a settlement date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Furniture and Equipment

Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of five and ten years. Depreciation for the fifteen month period ended March 31, 2010 amounted to $3,768.

Income Taxes

The Company lost its original S-Corporation status when its key stockholder assigned 100% of his stock in the Company to Integrated Capital Group, Inc. on January 1, 2003.

Deferred tax liabilities recognized for taxable temporary differences total $1,382.

NOTE 2 - RELATED PARTY TRANSACTIONS

On January 1, 2003, the Company's key stockholder assigned 100% of his stock in the Comapny to Integrated Capital Group Inc. thus creating a holding company ownership.

In its day-to-day operations, the Company has dealings and transactions with the holding company, Integrated Capital Group, Inc. and with its key stockholder William Aaron Cohen.

Integrated Trading and Investments, Inc.
Notes to Financial Statements
March 31, 2010

NOTE 3 - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with brokers, clearing organizations and depositories. The Company's customer and correspondent clearance activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties and correspondents with whom it conducts business on a periodic basis.

NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital of $19,371, which was $14,371 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 78% for the fifteen months ended March 31, 2010.

NOTE 5 - LEASE COMMITMENTS

The Company leases its corporate offices under a rolling 90 day lease agreement.

The Company also leases storage space from an unrelated entity on a month-to-month basis for $247 per month.

NOTE 6 - INCOME TAXES

The Company accounts for income taxes under ASC Subtopic 740, "Accounting for Income Taxes", which requires use of the liability method, and which provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

As of March 31, 2010, the Company has a net operating loss carryforward for federal income tax purposes, of approximately $25,931. This loss carryforward will be available to offset future taxable income. If not used, this carryforward will expire periodically through 2029 as follows:

Amount	Expiration Date
$ 3,862	December 31, 2026
1,624	December 31, 2027
3,815	December 31, 2028
16,630	December 31, 2029
$25,931	

The deferred tax asset of approximately $3,890 relating to the operating loss carryforward has been fully reserved as of March 31, 2010, since it is not expected that the losses will be utilized within the statutory carryforward period. The principal difference between the accumulated deficit for income tax purposes and for financial reporting purposes is related to depreciation expense.

NOTE 7 - SUBSEQUENT EVENTS

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which require disclosure.

Integrated Trading and Investments, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
March 31, 2010

Stockholder's equity per Statement of Financial Condition		$ 28,187
Less: Nonallowable assets		
Other receivable	(1,855)	
Furniture and equipment, net	(1,652)	
Prepaid expenses	(1,073)	
Other current assets	(4,236)	(8,816)
Net Capital		$ 19,371
Aggregate indebtedness - items included in financial statements		$ 15,134
Basic net capital requirement		$ 5,000
Excess net capital		$ 14,371
Ratio aggregate indebtedness to net capital		78%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of March 31, 2010:		$ 24,680

Integrated Trading and Investments, Inc
Schedule II - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
March 31, 2010

Integrated Trading and Investments, Inc. relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

Integrated Trading and Investments, Inc.
Schedule III - Reconciliation of the Computation of Net Capital with the Computations Included in Part IIA on Form X-17A-5
March 31, 2010

As reported by registrant in Part IIA on Form X-17A-5 (unaudited)	$ 24,680
Adjustments:	
Prepaid expenses	(1,073)
Other current assets	(4,236)
Total net capital per audit report	$ 19,371



STARK • WINTER • SCHENKEIN

To the Board of Directors of
Integrated Trading and Investments, Inc.

In planning and performing our audit of the financial statements of Integrated Trading and Investments, Inc. (the "Company"), as of and for the fifteen months ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), In the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to In the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Denver, Colorado
June 3, 2010